

Mail Stop 3561

May 2, 2017

Timothy McGrath
President and Chief Executive Officer
PC Connection, Inc.
730 Milford Road
Merrimack, New Hampshire 03054

> **Re:** **PC Connection, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 0-23827**

Dear Mr. McGrath:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Year-Over-Year Comparisons

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 24

1. We note that you identify more than one factor underlying increases in net sales related to your SMB and Large Account segments and selling, general and administrative expenses without quantifying the impact of the factors. In future filings please quantify, to the extent practical, the impact of each factor identified. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 34-48960.

Signatures, page 44

2. The report must be signed on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors. Any person who occupies more than one of the specified positions must indicate each capacity in which he signs the report. We note the report was not signed by your controller or principal accounting officer in the second signature block. Please revise. Refer to the signature page in Form 10-K and General Instruction D(2) of Form 10-K.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

6. Bank Borrowings, page F-16

3. We note your disclosure that your credit facility and trade credit agreements contain certain financial ratios and operational covenants and other restrictions. Please clarify your disclosure and tell us whether the other restrictions pertain to the payment of dividends. If so, please tell us your consideration of disclosing the amount of retained earnings or net income restricted or free of restriction in accordance with Rule 4-08(e)(1) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant at (202) 551-3562, Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products